Mail Stop 3561

November 9, 2009

Mr. Ronald M. DiNella, Chief Financial Officer
Morton's Restaurant Group, Inc.
325 North LaSalle Street, Suite 500
Chicago, Illinois 60654

      Re: Morton's Restaurant Group, Inc.
                  Form 10-K for the fiscal year ended January 4, 2009
                  Filed March 13, 2009
                  File No. 001-12692

Dear Mr. DiNella:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Linda Cvrkel
                  Branch Chief